SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 02 June 2023

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 22 May 2023
99.2	Transaction in Own Shares dated 23 May 2023
99.3	Transaction in Own Shares dated 24 May 2023
99.4	Transaction in Own Shares dated 25 May 2023
99.5	Transaction in Own Shares dated 26 May 2023
99.6	Transaction in Own Shares dated 30 May 2023
99.7	Transaction in Own Shares dated 31 May 2023
99.8	Transaction in Own Shares dated 01 June 2023
99.9	Transaction in Own Shares dated 02 June 2023

Exhibit No: 99.1

22 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	19 May 2023

Aggregate number of ordinary shares purchased:	70,315

Lowest price paid per share:	£ 53.7000

Highest price paid per share:	£ 54.1400

Average price paid per share:	£ 53.8527

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,682,929 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/1056A_1-2023-5-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);  Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 70,315 (ISIN: GB00BHJYC057)

Date of purchases: 19 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	70,315
Highest price paid (per ordinary share)	£ 54.1400
Lowest price paid (per ordinary share)	£ 53.7000
Volume weighted average price paid(per ordinary share)	£ 53.8527

Exhibit No: 99.2

23 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	22 May 2023

Aggregate number of ordinary shares purchased:	73,587

Lowest price paid per share:	£ 53.3000

Highest price paid per share:	£ 53.9800

Average price paid per share:	£ 53.8453

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,609,342 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2600A_1-2023-5-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 73,587 (ISIN: GB00BHJYC057)

Date of purchases: 22 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	73,587
Highest price paid (per ordinary share)	£ 53.9800
Lowest price paid (per ordinary share)	£ 53.3000
Volume weighted average price paid(per ordinary share)	£ 53.8453

Exhibit No: 99.3

24 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 23 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	23 May 2023

Aggregate number of ordinary shares purchased:	47,036

Lowest price paid per share:	£ 53.3400

Highest price paid per share:	£ 54.1600

Average price paid per share:	£ 53.7486

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,562,306 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4184A_1-2023-5-23.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 47,036 (ISIN: GB00BHJYC057)

Date of purchases: 23 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	47,036
Highest price paid (per ordinary share)	£ 54.1600
Lowest price paid (per ordinary share)	£ 53.3400
Volume weighted average price paid(per ordinary share)	£ 53.7486

Exhibit No: 99.4

25 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 24 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	24 May 2023

Aggregate number of ordinary shares purchased:	87,668

Lowest price paid per share:	£ 51.7800

Highest price paid per share:	£ 52.6000

Average price paid per share:	£ 52.1983

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,474,638 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5736A_1-2023-5-24.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 87,668 (ISIN: GB00BHJYC057)

Date of purchases: 24 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	87,668
Highest price paid (per ordinary share)	£ 52.6000
Lowest price paid (per ordinary share)	£ 51.7800
Volume weighted average price paid(per ordinary share)	£ 52.1983

Exhibit No: 99.5

26 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	25 May 2023

Aggregate number of ordinary shares purchased:	57,045

Lowest price paid per share:	£ 52.1000

Highest price paid per share:	£ 53.1200

Average price paid per share:	£ 52.7503

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,417,593 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7331A_1-2023-5-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 57,045 (ISIN: GB00BHJYC057)

Date of purchases: 25 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	57,045
Highest price paid (per ordinary share)	£ 53.1200
Lowest price paid (per ordinary share)	£ 52.1000
Volume weighted average price paid(per ordinary share)	£ 52.7503

Exhibit No: 99.6

30 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	26 May 2023

Aggregate number of ordinary shares purchased:	79,029

Lowest price paid per share:	£ 52.4600

Highest price paid per share:	£ 53.8400

Average price paid per share:	£ 53.2247

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,338,564 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8807A_1-2023-5-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 79,029 (ISIN: GB00BHJYC057)

Date of purchases: 26 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	79,029
Highest price paid (per ordinary share)	£ 53.8400
Lowest price paid (per ordinary share)	£ 52.4600
Volume weighted average price paid(per ordinary share)	£ 53.2247

Exhibit No: 99.7

31 May 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 30 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	30 May 2023

Aggregate number of ordinary shares purchased:	51,974

Lowest price paid per share:	£ 53.1600

Highest price paid per share:	£ 53.8000

Average price paid per share:	£ 53.5466

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,286,590 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0865B_1-2023-5-30.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 51,974 (ISIN: GB00BHJYC057)

Date of purchases: 30 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	51,974
Highest price paid (per ordinary share)	£ 53.8000
Lowest price paid (per ordinary share)	£ 53.1600
Volume weighted average price paid(per ordinary share)	£ 53.5466

Exhibit No: 99.8

01 June 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 31 May 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	31 May 2023

Aggregate number of ordinary shares purchased:	50,645

Lowest price paid per share:	£ 52.5600

Highest price paid per share:	£ 53.6200

Average price paid per share:	£ 52.9993

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,235,945 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2538B_1-2023-5-31.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 50,645 (ISIN: GB00BHJYC057)

Date of purchases: 31 May 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	50,645
Highest price paid (per ordinary share)	£ 53.6200
Lowest price paid (per ordinary share)	£ 52.5600
Volume weighted average price paid(per ordinary share)	£ 52.9993

Exhibit No: 99.9

02 June 2023
InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 01 June 2023 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 5 May 2023 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 21 February 2023, as announced on 21 February 2023.

Date of purchase:	01 June 2023

Aggregate number of ordinary shares purchased:	46,171

Lowest price paid per share:	£ 52.9600

Highest price paid per share:	£ 53.7200

Average price paid per share:	£ 53.3586

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 171,189,774 ordinary shares in issue (excluding 7,506,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4218B_1-2023-6-1.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Amy Shields (+44 (0)7881 035 550)

Schedule of Purchases

Shares purchased: 46,171 (ISIN: GB00BHJYC057)

Date of purchases: 01 June 2023

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	46,171
Highest price paid (per ordinary share)	£ 53.7200
Lowest price paid (per ordinary share)	£ 52.9600
Volume weighted average price paid(per ordinary share)	£ 53.3586

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	02 June 2023